EXHIBIT 12

Morgan Stanley

Ratio of Earnings to Fixed Charges

and Ratio of Earnings to Fixed Charges and Preferred Stock Dividends

(dollars in millions)

(unaudited)

	2014	2013	2012	2011	2010
Ratio of Earnings to Fixed Charges
Earnings:
Income (loss) before income taxes(1)	$3,235	$3,502	$(29)	$6,647	$4,657
Add: Fixed charges, net	3,935	4,695	6,152	7,128	6,658

Income before income taxes and fixed charges, net	$7,170	$8,197	$6,123	$13,775	$11,315

Fixed Charges:
Total interest expense	$3,679	$4,414	$5,858	$6,842	$6,379
Interest factor in rents	256	281	294	286	279

Total fixed charges	$3,935	$4,695	$6,152	$7,128	$6,658

Ratio of earnings to fixed charges	1.8	1.7	1.0	1.9	1.7

Ratio of Earnings to Fixed Charges and Preferred Stock Dividends
Earnings:
Income (loss) before income taxes(1)	$3,235	$3,502	$(29)	$6,647	$4,657
Add: Fixed charges, net	3,935	4,695	6,152	7,128	6,658

Income before income taxes and fixed charges, net	$7,170	$8,197	$6,123	$13,775	$11,315

Fixed Charges:
Total interest expense	$3,679	$4,414	$5,858	$6,842	$6,379
Interest factor in rents	256	281	294	286	279
Preferred stock dividends	311	150	96	385	1,014

Total fixed charges and preferred stock dividends	$4,246	$4,845	$6,248	$7,513	$7,672

Ratio of earnings to fixed charges and preferred stock dividends	1.7	1.7	1.0	1.8	1.5

(1)	Income (loss) before income taxes does not include dividends on preferred securities subject to mandatory redemption, income (loss) on discontinued operations, noncontrolling interests and income or loss from equity investees.

Fixed charges consist of interest cost, including interest on deposits, interest on discontinued operations, dividends on preferred securities subject to mandatory redemption, and that portion of rent expense to be representative of the interest factor.

Fixed charges do not include interest expense on uncertain tax liabilities as the Company records these amounts within the Provision for income taxes. The preferred stock dividend amounts represent pre-tax earnings required to cover dividends on preferred stock.